Exhibit 99.1

Corporación América Airports S.A. Société Anonyme, 4, Rue de la Grève L-1643 Luxembourg R.C.S. Luxembourg B174140

Dear Shareholders,

We are pleased to invite you to attend the annual general meeting of the shareholders (the Meeting) of Corporación América Airports S.A. (the Company), to be held on Wednesday, May 22, 2019, at the Company’s registered office located at 4, rue de la Grève, L-1643, Luxembourg. The Meeting will begin at 10:00 a.m. (Luxembourg time).

The Board of Directors of the Company has fixed April 22, 2019, as the record date for the Meeting, and only holders of record of shares at such date will be entitled to notice of and vote at the Meeting or any adjournment or postponement thereof.

At the Meeting you will hear a report on the Company’s business, financial condition and results of operation and will be able to vote on various matters, including the approval of the Company’s financial statements.

Because the Company is a Luxembourg company, its affairs are governed by the provisions of the laws of Luxembourg (the Luxembourg Laws).

Under the provisions of the Luxembourg Laws, the Company’s accounts for the financial year ended on December 31, 2018 must be submitted to shareholders on a consolidated basis in accordance with International Financing Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the consolidated financial statements in accordance with IFRS as issued by the IASB and endorsed by the European Union (EU) and the annual accounts in accordance with the generally accepted accounting principles of Luxembourg.

Enclosed with this mailing are the Convening Notice to the Meeting and a proxy card relating thereto. Copies of the IASB and the EU IFRS consolidated financial statements of the Company for the financial year ended on December 31, 2018, the Company's annual accounts as of December 31, 2018 together with the relevant management report and the independent auditor’s report are available at http://investors.corporacionamericaairports.com/Annual-Meeting.

Please promptly mark, sign, date and return the enclosed proxy card in the postage-paid envelope so that your shares can be voted at the Meeting.

Please mail your proxy promptly to ensure that your proxy will be received in time for the Meeting.

It is very important that you read the accompanying materials carefully and note the requirements you must satisfy to attend and/or vote your shares at the Meeting.

Yours sincerely,

/s/ Martin Eurnekian	/s/ Máximo Bomchil
Martin Eurnekian	Máximo Bomchil
Director and CEO	Director and chairman of the Board

April 2019

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Corporación América Airports S.A.

Société anonyme

4, rue de la Grève, L-1643,

Luxembourg

Grand Duchy of Luxembourg

R.C.S Luxembourg: B 174140

CONVENING NOTICE TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held in Luxembourg on May 22, 2019

The board of directors (the Board) of Corporación América Airports S.A. (the Company) hereby convenes all shareholders to the annual general meeting of the shareholders of the Company (the Meeting), which shall be held:

on	May 22, 2019
at	10:00 a.m. (Luxembourg time)
at	4, rue de la Grève, L-1643, Luxembourg

in accordance with article 11.2 of the articles of association of the Company (the Articles).

The agenda of the Meeting is set as follows:

Agenda for the Meeting

1.	Presentation of the annual accounts of the Company for the financial year ended December 31, 2018 (the 2018 Financial Year), of the consolidated financial statements for the 2018 Financial Year as well as the management report and independent auditor’s report for the 2018 Financial Year.

The Board presents to the shareholders of the Company the International Accounting Standards Board (IASB) and the European Union International Financing Reporting Standards (EU IFRS) consolidated financial statements of the Company for the 2018 Financial Year and the Company’s annual accounts for the 2018 Financial Year (together, the Financial Statements), the management report and independent auditor’s report for the 2018 Financial Year.

No vote required.

2.	Approval of the Financial Statements and the management report and acknowledgement of the independent auditor’s report.

The Board proposes to the Meeting to approve the Financial Statements, the management report and acknowledge the report of the independent auditor relating thereto in accordance with article 461-7 of the Luxembourg Act on Commercial Companies dated August 10, 1915, as amended (the Companies Act).

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3.	Allocation of results for the2018 Financial Year.

The Board proposes that the Meeting acknowledges that the Company has made a loss with respect to the 2018 Financial Year in an aggregate amount of US$ 103,262,499.29 (one hundred three million two hundred sixty-two thousand four hundred ninety-nine United States dollars and twenty-nine cents) (the Loss).

The Board proposes to the Meeting to carry forward the Loss to the next financial year.

4.	Discharge (quitus) of the members of the Board for the exercise of their mandate for the 2018 Financial Year.

The Board proposes to the Meeting to grant discharge (quitus) to the present and past members of the Board for the performance of their duties as members of the Board for, and in connection with, the 2018 Financial Year.

5.	Authorization of the remuneration of the members of the Board.

The Board proposes to the Meeting to set the gross remuneration for the members of the Board, for the performance of their duties in connection with their mandate as directors of the Company during the 2018 Financial Year, to an aggregate amount of EUR 170,000 (one hundred seventy thousand euro).

6.	Confirmation of the appointment of Mr. Daniel Marx as new member of the Board

The Board proposes to the Meeting to resolve, following the resignation of Mr. Eduardo Eurnekian from his mandate as member of the Board effective as of 26 February 2019, to (i) ratify the appointment by co-optation of Mr. Daniel Marx as a member of the Board effective as of 28 February 2019 and (ii) appoint Mr. Daniel Marx as a member of the Board with immediate effect for a term ending after the annual general meeting of the shareholders of the Company approving the annual accounts for the financial year ending on December 31, 2022.

7.	Appointment of the independent auditor (cabinet de révision agréé) for the financial year ending December 31, 2019.

The Board proposes to the Meeting to appoint PricewaterhouseCoopers as independent auditor (cabinet de révision agréé) for the establishment of the annual accounts and consolidated financial statements of the Company for the financial year ending December 31, 2019, and to grant power and authority to the Board to enter into the relevant agreement (in accordance with market standards) with PricewaterhouseCoopers.

8.	Authorisation to the Board to implement a share repurchase program

The Board proposes to the Meeting to grant all powers to the Board to repurchase shares of the Company for a period of up to 5 (five) years following the date of the present Meeting in accordance with article 430-15 of the Companies Act by using the available free reserves of the Company (the Share Repurchase Program).

The Board proposes that the Meeting resolves that the aggregate nominal amount of the shares of the Company which may be repurchased may not exceed 5% (five per cent) of the aggregate nominal amount of the issued share capital of the Company from time to time.

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The repurchase price per share (excluding any ancillary repurchase costs and without any tax gross-up obligation) paid by the Company may be (i) no less than 30% (thirty per cent) of the lowest stock price and (ii) no more than 30% (thirty per cent) above the highest stock price, in each case being the closing price, as reported by the New York City edition of the Wall Street Journal, or, if not reported therein, any other authoritative sources to be selected by the Board, over the 10 (ten) trading days preceding the date of the commitment to the transaction. The repurchase offer may stipulate additional conditions (together with the above provisions, the Share Repurchase Program Terms and Conditions).

Any such repurchased shares shall be held as treasury shares by the Company with their voting and dividend rights being suspended for an unlimited period of time and are available for distribution by the Board in its discretion (without applying a principle of equality among shareholders).

The authorisation may be exercised, in compliance with statutory requirements, for any legally permissible purpose in the corporate interest of the Company.

The Board proposes that the Meeting further resolves that the Board shall have the power to authorize and empower the chief executive officer, the chief financial officer, or any other officer/manager of the Company in the name and on behalf of the Company and/or give mandate to financial institutions and/or broker-dealers to be commissioned by the Board when relevant, to take or cause to be taken any and all actions which they may deem necessary, appropriate, convenient or desirable in its, his or her sole distribution – subject to the provisions of the Companies Act and the rules and regulations of the U.S. Securities and Exchange Commission and the New York Stock Exchange (the NYSE) - (i) to implement the Share Repurchase Program on one or more occasions up to the limits and under the Share Repurchase Program Terms and Conditions, (ii) to take such additional actions as it, he or she deems necessary or expedient in its, his or her absolute discretion from time to time in connection with and for the purposes and intent of the Share Repurchase Program and in particular to disclose, disseminate, certify, deliver, file, notify and/or record (when relevant) any pertaining information and/or press releases with respect to the Share Repurchase Program with relevant authorities (including, without limitation, the Luxembourg authorities, the U.S. Securities and Exchange Commission and the NYSE) and/or with specialized financial media and more generally (iii) to do whatever is necessary, useful or desirable in its, his or her sole discretion – however within the limits of the granted authorization by the shareholders and applicable law – to implement the Share Repurchase Program.

9.	Amendment of the convening procedure for general meetings of the shareholders to take into account NYSE convening requirements

The Board proposes to the Meting to amend the procedure to convene a general meeting of the shareholders of the Company (the General Meeting), in order to take into account the mandatory rules of the NYSE with respect to the convening requirements of General Meetings, and to consequently amend articles 11.2 and 11.3 of the Articles, so that they shall henceforth read as follows:

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"11.2       Procedure to convene a general meeting

General meetings shall be convened in accordance with the provisions of the Companies Act and as long as the common shares of the Company are listed on a foreign stock exchange, in accordance with the requirements of such foreign stock exchange applicable to the Company.

If all shareholders are present or represented at a General Meeting and state that they have been informed of the agenda of the meeting, the General Meeting may be held without prior notice.

The documents mentioned under article 461-6 of the Companies Act shall be made available at the registered office of the Company for inspection by the shareholders at least eight (8) days prior to the general meeting.

11.3       Voting rights attached to the shares

Each share entitles its holder to one vote, subject to the following:

(i)	If the common shares of the Company are not listed on any foreign stock exchange, all shareholders recorded in the register of shareholders on the date of the General Meeting are entitled to be admitted to the General Meeting.

(ii)	If the common shares of the Company are listed on a foreign stock exchange, all shareholders recorded in any register of shareholders of the Company are entitled to be admitted and vote at the General Meeting based on the number of shares they hold on a date and time preceding the General Meeting as the record date for admission to the General Meeting, which the Board may determine as specified in the convening notice.

The Board may, in its sole discretion, suspend the voting rights of any shareholder in the case that such shareholder has, by action or omission, failed to fulfil its obligations under the Articles or under its subscription agreement

Any shareholder may, partly or entirely, waive the exercise of its voting rights with respect to some or all of its shares. Such waiver will be binding on the relevant shareholder and will be enforceable towards the Company following its notification by the relevant shareholder in writing.”

If approved, the amendments to articles 11.2 and 11.3 of the Articles proposed here above shall be enacted by a Luxembourg notary in the course of the Meeting.

10.	Amendment of the signature power to sign extracts or copies of minutes of General Meetings

The Board proposes to the Meting to amend the signature power with respect to the signing of copies or extracts of the minutes of General Meetings, in order to include the possibility for the secretary of the Board to sign such copies or extracts, and to consequently amend article 11.9 of the Articles, so that it shall henceforth read as follows:

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"11.9       Minutes and certified copies

The minutes of the General Meeting will be signed by the members of the bureau of the General Meeting and by any shareholder who wishes to do so.

However, where decisions of the General Meeting have to be certified, copies or extracts for use in court or elsewhere must be signed by the chairman of the Board or the secretary of such General Meeting (as may be appointed from time to time) or by any two (2) other directors.”

If approved, the amendment to article 11.9 of the Articles proposed here above shall be enacted by a Luxembourg notary in the course of the Meeting.

11.	Amendment of the convening procedure for meetings of the Board

The Board proposes to the Meting to amend the procedure to convene meetings of the Board in order to authorize the secretary of the Board, as well as the Company’s secretary, to convene meetings of the Board, and to consequently amend article 13.2 of the Articles, so that it shall henceforth read as follows:

“13.2        Procedure to convene a board meeting

The Board shall meet upon call by either of the Chairman, the secretary of the Board (as may be appointed from time to time), the Company secretary or any two directors at the place indicated in the meeting notice.

Written meeting notice of the Board shall be given to all the directors at least twenty-four (24) hours in advance of the day and the hour set for such meeting, except in circumstances of emergency, in which case the nature of such circumstances shall be set forth briefly in the convening notice of the meeting of the Board.

No such written meeting notice is required if all the members of the Board are present or represented during the meeting and if they state they have been duly informed and have had full knowledge of the agenda of the meeting. In addition, if all the members of the Board are present or represented during the meeting and they agree unanimously to set the agenda of the meeting, the meeting may be held without having been convened in the manner set out above.

A member of the Board may waive the written meeting notice by giving his/her consent in writing. Copies of consents in writing that are transmitted by telefax or e-mail may be accepted as evidence of such consents in writing at a meeting of the Board. Separate written notice shall not be required for meetings that are held at times and at places determined in a schedule previously adopted by a resolution of the Board."

If approved, the amendment to article 13.2 of the Articles proposed here above shall be enacted by a Luxembourg notary in the course of the Meeting.

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12.	Amendment of the signature power to sign extracts or copies of minutes of meetings of the Board

The Board proposes to the Meting to amend the signature power with respect to the signing of copies or extracts of the minutes of meetings of the Board, in order to include the possibility for the secretary appointed at such meetings of the Board to sign such copies or extracts, and to consequently amend article 14.2 of the Articles, so that it shall henceforth read as follows:

“14.2       Signature of copies or extracts of board minutes

Copies or extracts of minutes or resolutions in writing from the Board, which may be produced in judicial proceedings or otherwise shall be signed by either the Chairman, the secretary of the Board (as may be appointed from time to time), or any two members of the Board."

If approved, the amendment to article 14.2 of the Articles proposed here above shall be enacted by a Luxembourg notary in the course of the Meeting.

13.	Amendment of the period during which certain documents shall remain available at the registered office of the Company prior to General Meetings

The Board proposes to the Meeting, in order to remove inconsistencies in the Articles, to amend the period during which certain documents shall remain available at the registered office of the Company prior to General Meetings so as to reduce such period from at least 15 (fifteen) to at least 8 (eight) days prior to a General Meeting and to consequently amend article 21.3 of the Articles, so that it shall henceforth read as follows:

“21.3       Availability of documents at the registered office

At the latest eight (8) days prior to the annual General Meeting, the annual accounts, the report(s) of the Board (if any) and of the approved statutory auditor(s) and such other documents as may be required by law shall be deposited at the registered office of the Company, where they will be available for inspection by the shareholders during regular business hours."

If approved, the amendment to article 21.3 of the Articles proposed here above shall be enacted by a Luxembourg notary in the course of the Meeting.

14.	Amendment of the Articles to adjust a clerical inaccuracy and add a definition of “General Meeting”

The Board proposes to the Meeting to introduce a formal definition of the “General Meeting” in the Articles, and to consequently amend article 5.2 of the Articles, so that it shall henceforth read as follows:

"5.2       Share capital increase and share capital reduction

The share capital of the Company may be increased or reduced by a resolution adopted by the general meeting of the shareholders of the Company (the General Meeting) in the manner required for amendment of the Articles, as provided for in Article 11."

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As a consequential change to this amendment, the term “general meeting" shall be replaced by “General Meeting” in articles 6.2, 6.3, 6.4, 10, 11.1, 11.2, 11.4, 11.5, 11.6, 11.7, 11.8, 11.9, 12.3, 13.6, 21.1, 21.2, 21.3, 22.2 and 22.4 of the Articles.

If approved, the amendment to article 5.2 of the Articles (and the resulting consequential changes) proposed here above shall be enacted, together with the amendments resulting from resolution(s) 9 to 13 above, to the extent such resolutions have been approved, by a Luxembourg notary in the course of the Meeting.

The text of the draft consolidated Articles, including the proposed amendments as referred to in the above agenda, will be available on the Company’s website at http://investors.corporacionamericaairports.com/Annual-Meeting and at the Company’s registered office in Luxembourg, as of the day of the publication of this convening notice.

All matters of the above agenda are ordinary matters, except for agenda items 9 to 14, which are extraordinary matters. In that regard, we refer to the quorum and voting requirements described in the following paragraph.

I.	Quorum, Votes Required, Board Recommendation

The amendments to the Articles proposed under items 9 to 14 (inclusive) of the above agenda are an extraordinary matter. Article 11.4 of the Articles requires a quorum or representation of at least one half of the issued share capital of the Company at the Meeting. In the event that this quorum is not present, a second general meeting may be convened pursuant to an announcement filed with the Luxembourg Trade and Companies Register (Registre de commerce et des sociétés de Luxembourg) and published in the Recueil électronique des sociétés et associations and in a Luxembourg newspaper at least 15 (fifteen) days before the relevant meeting. Such convening notice shall set forth the agenda and indicate the date and results of the Meeting. The second general meeting shall deliberate validly regardless of the proportion of the share capital represented.

Approval of each of the proposed agenda items require the affirmative vote of a simple majority of votes validly cast on each resolution by shareholders entitled to vote at the Meeting, except with regard to the proposed agenda items 9 to 14 (inclusive), which require the affirmative vote of at least two-thirds of votes validly cast for each resolution by each shareholders entitled to vote at the Meeting.

In calculating the majority with respect to any resolution at the Meeting or the second general meeting, the votes cast shall not include the votes relating to shares in which the shareholder abstains from voting, casts a blank (blanc) or spoilt (nul) vote or does not participate.

The Board unanimously recommends a vote “FOR” the approval of each of the above agenda items to be presented at the Meeting.

II.	Total amount of shares

The Board has fixed the close of business on April 22, 2019 as the record date (the Record Date) for the Meeting. As of the Record Date, the Company has 160,022,262 (one hundred sixty million twenty-two thousand two hundred sixty-two) common shares issued. Each common share entitles its holder to one vote.

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III.	Available information and documentation

The following information is available on the Company’s website at http://investors.corporacionamericaairports.com/Annual-Meeting and at the Company’s registered office in Luxembourg, as of the day of the publication of this convening notice:

a)	full text of any document to be made available by the Company at the Meeting, including draft resolutions in relation to the above agenda items proposed to be adopted at the Meeting (i.e. inter alia the IASB and the EU IFRS consolidated financial statements of the Company and the Company’s annual accounts, the management report and the independent auditor’s reports;

b)	this convening notice;
c)	the draft consolidated Articles; and
d)	the proxy card referred to below.

IV.	Important information for shareholders

The Meeting shall be conducted in accordance with the voting requirements of the Companies Act.

Only registered shareholders of our common shares as of the Record Date will be entitled to notice of and vote at the Meeting or any adjournment or postponement thereof.

Any shareholder who holds one or more share(s) of the Company on the Record Date shall be admitted to the Meeting and may attend the Meeting in person or vote by proxy.

Attached to this notice is a proxy card which each shareholder must complete in order to vote his/her/its shares by proxy. Proxy cards must be received by no later than 00:00 a.m. Luxembourg time on May 17, 2019, in order for such votes to count.

Documents and information required by law, including, amongst others, copies of the Financial Statements of the Company for the 2018 Financial Year and the Company’s annual accounts for the 2018 Financial Year, together with the relevant management report and independent auditor’s report, are available in the investors section on the Company’s website under http://investors.corporacionamericaairports.com/Annual-Meeting. They may also be obtained free of charge at the Company's registered office in Luxembourg.

V.	Procedures for attending the Meeting and Voting by Proxy

Any shareholder who holds one or more shares of the Company on the Record Date shall be admitted to the Meeting and may attend the Meeting in person or through his duly appointed attorney-in-fact, or vote by proxy.

Any attorney-in-fact representing a shareholder must properly file a valid power-of-attorney no later than 00:00 a.m. Luxembourg time on May 17, 2019 at the address indicated below.

In the case of shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting on behalf of such entity must present evidence of their authority to attend and vote at the Meeting, by means of a proper document (such as a special power-of-attorney) issued by the respective entity. A copy of such power-of-attorney or other proper document should be filed no later than 00:00 a.m. Luxembourg time on May 17, 2019 at the address indicated below.

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Address for filing powers-of-attorney:

Corporación América Airports

S.A.

Attention: Ana Becerra

4, rue de la Grève

L-1643 Luxembourg

Grand Duchy of Luxembourg

contact@corporacionamericaairports.com

To vote by proxy, holders of shares must complete and return the proxy cards in the postage-paid envelope. In order for such votes to count, proxy cards must be received no later than 00:00 a.m. Luxembourg time on May 17, 2019.

If you complete and return a proxy card directing how to vote your shares, the individuals named as proxies will vote your shares in the manner indicated in your completed proxy card. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” each of the proposed items identified in the above agenda.

If you hold your shares through a brokerage account, please contact your broker to receive information on how you may vote your shares.

Yours sincerely,

/s/ Martin Eurnekian	/s/ Máximo Bomchil
Martin Eurnekian	Máximo Bomchil
Director and CEO	Director and chairman of the Board

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